                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines 2003 preliminary data

Group profitability up on 2002:

Gross operating profit/revenues 46.3% (44.6% in 2002)

Operating income/revenues 22% (19.3% in 2002)

Revenues, gross operating profit and operating income: underlying growth in 2003 exceeds annual average targets foreseen up to 2005

Free Cash Flow from operations: 9,241 million euros (a rise of 561 million euros compared with 2002), equivalent to 30% of revenues (27.6% in 2002)

Debt reduction continues: net debt down to 33.3 billion euros, a fall of over 900 million euros compared with 30 September 2003

Wireline: 2003 revenues up 1% compared with 2002, owing to the development of new services, a turnaround after four years. Gross operating profit improves +3.8%, operating income up 6.2%

Wireline Q4 2003 Broadband access growth highest in Europe

Broadband access customers at 31 January 2004 reach 2.5 million, of which 180,000 in France and Germany

TELECOM ITALIA GROUP

The accounting effects from the merger between Olivetti and Telecom Italia take effect from 1 January 2003. Comparisons were made using the 0livetti 2002 consolidated balance sheet

REVENUES: 30,853 MILLION EUROS (DOWN 1.8% COMPARED WITH 2002), A 5.3% RISE ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION AREA BASIS

GROSS OPERATING PROFIT: 14,282 MILLION EUROS (UP 1.9% COMPARED WITH 2002), UP 5.6% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION AREA BASIS

OPERATING INCOME: UP 12% COMPARED WITH 2002 TO 6,786 MILLION EUROS, A 15.6% RISE ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION AREA BASIS

618 MILLION EUROS OF EFFICIENCY GAINS ACHIEVED (A TOTAL OF 2,249 MILLION EUROS SINCE JANUARY 2002, CORRESPONDING TO 86% OF THE 2.6 BILLION EURO TARGET FOR 2002-2004)

FREE CASH FLOW FROM OPERATIONS: 9,241 MILLION EUROS (A RISE OF 561 MILLION EUROS COMPARED WITH 2002), EQUIVALENT TO 30% OF REVENUES (27.6% IN 2002)

PRO FORMA 2002 NET DEBT COMPRISING THE JP MORGAN PUT OPTION OF 2,417 MILLION EUROS, EQUAL TO 35,816 MILLION EUROS, IS REDUCED BY 2,479 MILLION EUROS AT THE END OF 2003

NET DEBT REDUCED BY 916 MILLION EUROS COMPARED WITH 30 SEPTEMBER 2003, FROM 34,253 MILLION EUROS TO 33,337 MILLION EUROS

TELECOM ITALIA SPA

Preliminary results for 2003 are presented in comparison with figures for 2002 recalculated to reflect the impact of the merger through incorporation of Telecom Italia SpA into Olivetti SpA, with effect from 1 January 2002

REVENUES: 16,033 MILLION EUROS, A 6% DECREASE COMPARED WITH 2002; UP 0.4% TAKING INTO ACCOUNT THE BACKDATING OF THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER TO TELECOM ITALIA SPARKLE OF THE INTERNATIONAL WHOLESALE SERVICES DIVISION FROM 1 JANUARY 2002

GROSS OPERATING PROFIT: 7,433 MILLION EUROS, A 1% DECREASE COMPARED WITH 2002; UP 2.6% TAKING INTO ACCOUNT THE BACKDATING OF THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER TO TELECOM ITALIA SPARKLE

OPERATING INCOME: 4,138 MILLION EUROS (UP 3.9% IN 2002); UP 7.6% TAKING INTO ACCOUNT THE BACKDATING OF THE EFFECTS OF THE MERGER WITH TI LAB AND THE TRANSFER TO TELECOM ITALIA SPARKLE

Milan, 17 February 2004 – At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined the Group and Parent company preliminary data for the 2003 financial year, which is currently being audited by external auditors.

Telecom Italia Group 2003 preliminary results

The 2003 financial year, characterized by the announcement and completion of the merger between Olivetti and Telecom Italia, has shown the Group exceeding its objectives.

Revenues registered underlying growth of 5.3% compared with 2002, outperforming the predicted annual average growth which was set in a range of 4% to 4.5%. The Gross operating profit posted underlying growth of 5.6%, compared with a target range of 5% to 5.5%. Operating income underlying growth hit 15.6%, compared with the target range of between 8% and 8.5%.

Efficiency achieved during the year, totalling 618 million euros, has enabled the Group to reach a total of 2,249 million euros over the two years 2002-2003, which is equal to 86% of the 2.6 billion euros target set for the three-year period 2002-2004.

Moreover, additional disposals of non-core activities were undertaken in 2003 for a total of 4.3 billion euros. This is in addition to 5.8 billion euros raised under the 2001-2002 disposals plan. Taking into account the disposal of the residual equity stake in Telekom Austria for approximately 0.8 billion euro, completed on 23 January 2004, the Telecom Italia Group has now undertaken overall disposals worth 10.9 billion euros in just over two years.

Highlights from the preliminary results are as follows. Comparisons are with the figures for 2002:

Consolidated revenues increased by 1,551 million euros (5.3%) to 30,853 million euros on an equivalent exchange rate and consolidation area basis. Excluding these factors, consolidated revenues fell by 1.8%.

Gross operating profit was 14,282 million euros, up 760 million euros (5.6%) on an equivalent exchange rate and consolidation area basis. Excluding these factors, the gross operating profit grew by 1.9%. This corresponds to 46.3% of revenues, an improvement from the figure of 44.6% achieved for 2002.

Operating income posted a 15.6% rise (915 million euros) to 6,786 million euros on an equivalent exchange rate and consolidation area basis. Excluding these factors, operating income grew by 12%. Operating income rose to 22.0% of 2003 revenues, up from 19.3% for 2002.

The results reflect the positive effects, previously announced, of the absence of the charges connected to the levies for exercising telecommunications operations for 292 million euros (of which 157 were for Telecom Italia and 124 were for TIM).

Excluding the amortization of differences on consolidation (goodwill), operating income rose by 5.1% to 8,616 million euros compared with the same period in 2002. This corresponded to 27.9% of revenues, up on the figure of 26.1% registered in 2002.

Free cash flow from operations corresponded to 9,241 million euros. This was a 561 million euros increase compared with 2002. Free cash flow corresponded to 30.0% of revenues (27.6% for 2002).

Industrial investments during 2003 were equal to 4,891 million euros, substantially in line with 2002 (4,901 million euros).

Net Debt was brought down by 916 million euros compared with 30 September 2003, from 34,253 million euros to 33,337 million euros. This figure was 62 million euros below year-end 2002 (33,399 million euros), notwithstanding the early exercise, of the put option with JP Morgan on Seat shares, written into the memorandum accounts of the 2002 balance sheet for the value of 2,417 million euros. If we include pro forma charges for the JP Morgan Put Option in 2002 indebtedness, net financial indebtedness would be reduced by 2,479 million euros compared to 31 December 2002.

Telecom Italia SpA 2003 preliminary results

Parent company revenues amounted to 16,033 million euros, down 6% compared with the recalculated 2002 data. However, revenues rose by 0.4% or 57 million euros when taking into account the effects (backdating to 1 January 2002) of the merger with TI LAB and the transfer to Telecom Italia Sparkle of the “International Wholesale Services” division (both operations taking effect on 1 January 2003)

The gross operating profit was down 1% compared with the recalculated 2002 figures to 7,433 million euros. This corresponded to 46.4% of revenues, an improvement on the 2002 recalculated figure, which stood at 44.0%. The gross operating profit increased by 2.6% or 186 million euros when taking into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle from 1 January 2002.

Operating income rose by 3.9% to 4,138 million euros, an increase of 157 million euros on the 2002 recalculated figure. This corresponded to 25.8% of revenues, an improvement on the 2002 recalculated figure, which was 23.3%. Operating income increased by 7.6% or 291 million euros when taking into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle from 1 January 2002.

Net debt corresponded to 35,327 million euros, up slightly, by 94 million euros, compared with 30 September 2003 (35,233 million euros), and up by 4,705 million euros compared with year-end 2002 recalculated (30,622 million euros). This may principally be ascribed to the effects of the PTO and share withdrawals generated by the merger, which totalled 5,285 million euros.

Wireline 2003 preliminary results

Headline data from Wireline, Telecom Italia’s fixed-line network services business unit, show strong growth in operations during 2003 compared with the preceding year

Revenues on the rise

Revenues increased by 1.0% to 17,216 million euros compared with 2002, building on the positive trend that prevailed throughout 2003 and reversing the negative trend of the previous 4 years.

Growth was driven by an effective presence in the core telephony market, and by significant growth in innovative business, including broadband, innovative data transmission and value-added data and Web services for business customers.

Voice customer loyalty enhancement strategy implementation is continuing to be rolled out through an effective marketing drive, chanelled through flat rate offers, the uptake of new services, and the launch of Telecom Italia's new cordless telephone, Aladino, of which more than 100,000 units were sold during the first three months from launch.

In Broadband, Telecom Italia Wireline was the biggest growing European DSL operator during the fourth quarter of 2003, also only taking into account the development of the domestic customer portfolio equal to 530,000 accesses.

As a result Telecom Italia Wireline recorded 2,200,000 Broadband accesses by the end of 2003, including 2,040,000 accesses on the domestic market and 160,000 accesses on the other European markets. The total increase of the wireline Broadband access portfolio is equal to 1,350,000 units compared with December 2002.

Broadband growth continued in 2004: at 31 January 2004 the number of Broadband accesses managed by Telecom Italia Wireline reached 2,500,000 customers (300,000 in January alone) 2,320,000 of which were on the domestic market and 180,000 accesses on other European markets.

Revenues also continued to expand from business data transmission services, spearheaded by the development of innovative data transmission services, which registered 42% growth compared with 2002. This more than offsets a contraction of traditional data services and leased lines; both of these markets are subject to regulated price regimes, and have been impacted by the migration towards innovative solutions.

Extremely significant growth was registered by business customer value added data and Web services, which posted growth in excess of 30% compared with last year, following further enhancement of offerings and an expanded customer base.

Ratios improving

The gross operating profit rose by 3.8% to 8,255 million euros compared with 2002, corresponding to 47.9% of revenues, as against 46.6% for 2002.

Operating income posted a 6.2% increase to 4,969 million euros compared with last year. As a proportion of revenues, operating income reached 28.9%, up from last year's figure of 27.4%.

Investment

During 2003 Wireline confirmed its commitment to industrial investments, a significant proportion of which is targeted at the development of innovative services: investments totalled 2,302 million euros, corresponding to 13.4% of revenues.

§

The Board of Directors has also resolved to effect the early repayment in full of the Telecom Italia Spa bond at a variable rate for 1,500,000,000 euros, original maturity 21 June 2005. This repayment will take effect on 22 March 2004.

§

The 2003 preliminary results will be illustrated to the financial community during a conference call tomorrow, 18 February, starting at 3 p.m. Italian time.

Members of the media who wish to follow the presentation by telephone should dial +39 06 33485042. Note: there is no facility for submitting questions.

Journalists who are unable to listen in live may access a recording of the presentation by calling +39 06 334843 (access code 46065#).

Telecom Italia

Media Relations

Corporate Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 17th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager